Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Aptose Biosciences Inc. (“Aptose” or the “Company”)
2 Meridian Road
Toronto, ON
M9W 4Z7

Item 2 Date of Material Change

October 21, 2014

Item 3 News Release

A news release reporting the material change was issued by Aptose on October 21, 2014 in Canada through CNW Group and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

On October 21, 2014, Aptose announced its common shares have been approved for listing on the NASDAQ Capital Market (“NASDAQ”) under the symbol “APTO”.

Aptose will begin trading on NASDAQ on or around October 23, 2014. The Company will retain its listing on the Toronto Stock Exchange under the symbol “APS”.

Item 5 Full Description of Material Change

For more information regarding the material change, please see the news release issued on October 21, 2014 attached hereto as Schedule “A.”

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:
Aptose Biosciences Inc.
Gregory K. Chow
416-798-1200

Item 9 Date of Report

October 21, 2014

Schedule A

News Release

Aptose Biosciences Announces Approval for Listing on the NASDAQ Capital Market Shares to Begin Trading Under the Symbol APTO

SAN DIEGO and TORONTO, Oct. 21, 2014 /CNW/ - Aptose Biosciences Inc. (Aptose) (TSX:APS), a clinical-stage company developing targeted agents and molecular diagnostics to treat the underlying mechanisms of cancer, announced today that its common shares have been approved for listing on the NASDAQ Capital Market under the symbol "APTO".

Aptose will begin trading on NASDAQ on or around October 23, 2014. The Company will retain its listing on the Toronto Stock Exchange under the symbol "APS".

"Our listing on the NASDAQ Capital Market is a major milestone for the company and a testament to the significant progress Aptose has achieved in the past year," said William G. Rice, Ph.D., Aptose's Chairman, President and Chief Executive Officer. "Moving forward, we believe the listing will provide access to a broader range of investors and opportunity for increased shareholder value."

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on the TSX under the symbol APS and will be listed on NASDAQ under the symbol APTO.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to Aptose's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions and including, without limitation, statements regarding the listing date of Aptose's common shares on NASDAQ and the expected benefits to be derived from the listing. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied factors include, among others: changes in our stock price; our ability to meet listing requirements; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; stock market volatility; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Aptose Biosciences Inc.

PDF available at: http://stream1.newswire.ca/media/2014/10/21/20141021_C9026_DOC_EN_43076.pdf

%CIK: 0000882361

For further information:

Aptose Biosciences
Greg Chow, CFO
416-798-1200
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Aptose Biosciences Inc.

CNW 08:00e 21-OCT-14